Please direct replies to zip code 20549-0510


November 16, 2004

via U.S. mail and facsimile

Mr. John S. Christie
President and Chief Financial Officer, Worthington Industries, Inc. 200 Old Wilson Bridge Rd
Columbus, OH 43085

Re:	Form 10-K for the fiscal year ended May 31, 2004
	Form 10-Q for the quarter ended August 31, 2004
	File No. 1-8399

Dear Mr. Christie:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended May 31, 2004

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Segment Operations, page 15

2. Please discuss with quantification in your segment MD&A the business reasons for the changes between periods in the amounts included in the other operating income line item shown in your segment footnote.



Contractual Obligations and Commercial Commitments, page 23

3. Please consider revising your table of contractual cash obligations to include the following:
a. Estimated interest payments on your debt and
b. Planned funding of pension and other postretirement benefit obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Note A.  Summary of Significant Accounting Policies, page 34

	General

4. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of goods sold, also disclose the amounts of your actual costs for shipping and handling excluded from cost of goods sold for each period presented as required by paragraph 6 of EITF 00-10.

Property and Depreciation, page 35

5. Please separately disclose the range of useful lives for each category of property, plant and equipment. For categories that have broad useful lives, please also separately disclose the types of assets that fall in each part of the range.

Note B.  Shareholders` Equity, page 37

6. Please disclose for all periods presented the amounts of the reclassification adjustments for each classification of other comprehensive income, other than minimum pension liability adjustments. See paragraph 20 of SFAS 130.

7. Please disclose the amount of existing gains or losses that you expect to be reclassified into earnings within the next 12 months related to your cash flow hedges. See paragraph 45.b.(2) of SFAS 133.

Note H.  Industry Segment Data, page 45

8. Please disclose the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131. This may be accomplished by dividing up the North America portion of your geographic region information on page 47 into US and other parts of North America.

Form 10-Q for the period ended August 31, 2004

9. Please address the comments above in your interim Forms 10-Q as well.
	*	*	*	*


Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 824-5459 or, in their absence, to the undersigned at (202) 942-1774.


Sincerely,



Rufus Decker
Accounting Branch Chief

Worthington Industries, Inc.
Forms 10-K and 10-Q
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE